CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

November 14, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-267590

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the "Company"), I am pleased to provide a response to the Staff’s November 2, 2022 comments on the above-referenced Draft Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the November 2, 2022 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

Prospectus Summary Use of Proceeds, page 10

1. We note your response to our prior comment 1. Please revise the Use of Proceeds section and the prospectus summary to reflect the intention to repay the four promissory notes, plus accrued interest, with the proceeds of this offering.

Response:

The Use of Proceeds section and the prospectus summary have been revised to include the following in the list of use of proceeds: “repayment of the outstanding principal and interest of our 2018 promissory notes.”

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Capitalization, page 55

2. We note the revisions to the capitalization table in response to prior comment 1. Please explain the pro forma adjustment to stockholders’ equity. In this regard, we note that net proceeds are expected to be approximately $9 million, although total stockholders’ equity appears to reflect a pro forma adjustment of approximately $10 million.

Response:

The Capitalization table on page 55 has been revised to reflect the net proceeds from the offering rather than the gross proceeds from the offering.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation Overview, page 59

3. Please update the expected release dates of your products.

Response:

The release dates of the Company’s products have all been revised to be consistent with the Company’s current product release schedule.

Oral Comments

Cover Page, page 2

1. Additional disclosure regarding the offering being contingent on Nasdaq approval.

Response:

The Cover Page has been revised to state that the Offering is contingent on Nasdaq’s approval of the Company’s listing application and that the offering will not be consummated if such approval is not obtained.

Risk Factors, page 15

2. Risk factor regarding potential extreme market volatility.

Response:

A risk factor highlighting investor risks associated with extreme market volatility, as shown in Appendix A hereto, has been added to Risk Factor section. Please see page 31.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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Appendix A

The market prices and trading volume of our shares of common stock may experience rapid and substantial price volatility which could cause purchasers of our common stock to incur substantial losses.

Recently, the market prices and trading volume of shares of common stock of other small publicly traded with a limited number of shares available to purchasers, have experienced rapid and substantial price volatility unrelated to the financial performance of those companies. Similarly, subsequent to this offering, shares of our common stock may experience similar rapid and substantial price volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses, which may be unpredictable and not bear any relationship to our business and financial performance. Extreme fluctuations in the market price of our common stock may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

If there is extreme market volatility and trading patterns in our common stock, it may create several risks for investors, including the following:

•	the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

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if our future market capitalization reflects trading dynamics unrelated to our financial performance or prospects, purchasers of our common stock could incur substantial losses as prices decline once the level of market volatility has abated;

•

if the future market price of our common stock declines, purchasers may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the market of our common stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses.

Further, we may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

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•	our current inability to pay dividends or other distributions;

•	publication of research reports by analysts or others about us or cryptocurrency including the NFT industry which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•	changes in market valuations of similar companies;

•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•	additions or departures of key personnel;

•	actions by institutional or significant stockholders;

•	short interest in our stock and the market response to such short interest;

•	the dramatic increase in the number of individual holders of our stock and their participation in social media platforms targeted at speculative investing;

•	speculation in the press or investment community about our company or industry;

•	strategic actions by us or our competitors, such as acquisitions or other investments;

•	legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service (“IRS”);

•	investigations, proceedings, or litigation that involve or affect us;

•	the occurrence of any of the other risk factors included in this Registration Statement on Form S-1; and

•	general market and economic conditions.

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